Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Tarsus Pharmaceuticals, Inc. 2020 Equity Incentive Plan, the Tarsus Pharmaceuticals, Inc. 2020 Employee Stock Purchase Plan, and the Tarsus Pharmaceuticals, Inc. 2016 Stock Plan of Tarsus Pharmaceuticals, Inc. of our report dated August 7, 2020 (except for the retroactive effect of the 1-for-7.4276 reverse stock split as described in the second paragraph of Note 1(a), as to which the date is October 9, 2020), with respect to the financial statements of Tarsus Pharmaceuticals, Inc. for the year ended December 31, 2019 included in its Registration Statement on Form S-1, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Irvine, California
October 20, 2020